FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 26, 2009 regarding announcement on recognizing extraordinary items on an unconsolidated basis

2.	Press release dated October 26, 2009 regarding announcement on revisions of consolidated interim and full-year business forecasts for Fiscal 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date October 28, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announced Recognizing Extraordinary Items on an Unconsolidated Basis

Tokyo, October 26, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that the Company plans to recognize extraordinary items on an unconsolidated basis for the first half of fiscal 2009, year ending March 31, 2010. Details are as follows.

On an unconsolidated basis for the first half of fiscal 2009, Hitachi plans to recognize an extraordinary loss of 53.0 billion yen as write-downs of shares in line with a significant decline in share prices. Of this total, 52.3 billion yen will be recognized as an extraordinary loss for second quarter of fiscal 2009, three months ended September 30, 2009.

On the other hand, Hitachi plans to record an extraordinary gain of 9.9 billion yen for the difference between the net assets received from wholly owned Hitachi Communication Technologies, Ltd. and the carrying value of shares owned in this company on the effective date of the July 1, 2009 merger of Hitachi Communication Technologies.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated Interim and

Full-Year Business Forecasts for Fiscal 2009

Tokyo, October 26, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated interim and full-year business forecasts for fiscal 2009, year ending March 31, 2010, which were announced on May 12, 2009, in light of recent business performance.

1. Revisions of Consolidated Interim Business Forecasts for Fiscal 2009

(from April 1, 2009 to September 30, 2009)					(Millions of yen)
	Revenues	Operating income (loss)	Income (loss) before income taxes	Net income (loss)	Net income (loss) attributable to Hitachi, Ltd
Previous forecast (A)	4,100,000	(110,000)	(220,000)	(230,000)	(210,000)
Revised forecast (B)	4,120,000	(25,000)	(111,000)	(140,000)	(134,000)
(B)-(A)	20,000	85,000	110,000	90,000	76,000
% change	0.5%	—	—	—	—
First half of fiscal 2008 ended September 30,2008	5,310,547	197,082	138,143	64,279	14,187

2. Revisions of Consolidated Business Forecasts for Fiscal 2009

(from April 1, 2009 to March 31, 2010)					(Millions of yen)
	Revenues	Operating income	Loss before income taxes	Net loss	Net loss attributable to Hitachi, Ltd
Previous forecast (A)	8,900,000	30,000	(170,000)	(260,000)	(270,000)
Revised forecast (B)	8,700,000	80,000	(90,000)	(220,000)	(230,000)
(B)-(A)	(200,000)	50,000	80,000	40,000	40,000
% change	(2.2)%	166.7%	—	—	—
Fiscal 2008 ended March 31,2009	10,000,369	127,146	(289,871)	(795,120)	(787,337)

Reasons for Revisions

Hitachi expects consolidated revenues for the first half of fiscal 2009 to be in line with its previous forecast, which was announced on May 12, 2009 along with the operating results for fiscal 2008. While industrialized economies have been slow to recover and capital investment in industrial fields remains suppressed, stimulus measures around the world have had an effect, China and other emerging nations have staged economic recoveries.

In terms of operating loss, Hitachi is projecting an improvement on its previous forecast, having returned to profitability in the second quarter(from July, 2009 to September, 2009). This is based mainly on the benefits of Company-wide activities to cut fixed expenses and procurement expenses; progress with structural reforms in the Digital Media & Consumer Products segment and automotive systems businesses; and improved profitability in Social Innovation Business projects.

Furthermore, due to a decrease in projected net other deductions as well, attributable primarily to improvements in equity in losses of semiconductor affiliated company, Hitachi is also projecting improvements from its previous forecasts for loss before income taxes, net loss and net loss attributable to Hitachi, Ltd. for the interim period.

Hitachi has lowered its previous forecast for full-year consolidated revenues on concerns about the slow pace of recovery mainly in private-sector capital expenditure, although it expects the nascent economic recovery to continue in the second half of fiscal 2009. On the earnings front, Hitachi has raised its previous forecast on the basis of stronger earnings power in the Social Innovation Business, the benefits of business structure reforms and improved hard disk drive business earnings.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate and/or the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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